January 9, 2008

Morris H. Wheeler
Chief Executive Officer
Cohesant Technologies Inc.
5845 West 82nd Street Suite 102
Indianapolis, Indiana 46278

>   **Re: Cohesant Technologies Inc.**
>   **Preliminary Proxy on Schedule 14A**
>   **Filed December 14, 2007**
>   **File No. 000-24866**

Dear Mr. Wheeler:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Questions and Answers about the Spin-off, page 4

1.   Include a Q&A that addresses whether CIPAR will be subject to the reporting requirements of the Securities Exchange Act of 1934 and whether the securities issued in the spin-off will be listed for trading on an exchange after the spin-off.

Opinion of Our Financial Advisor, page 26

2.   Disclose that the Financial Advisor has consented to use of the opinion in the proxy statement.

Financial Statements

3.   Please provide pro forma financial information for the disposition under Article 11 of Regulation S-X. In preparing the pro forma disclosure, please also consider the guidance from Staff Accounting Bulletin Topic 1(B)(2). After seeing your response, we may have further comment.

4.   Please note that you may need to revise this filing to respond to comments we issue on your Form 10-SB for CIPAR Inc. filed January 8, 2008.

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Gary Todd at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Mumford at (202) 551-3637 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Michael Ellis, Esq. (via fax)